ROSCOE POSTLE ASSOCIATES INC. **www.rpacan.com**

Suite 304
595 Howe Street
Vancouver, BC V6C 2T5
Tel: (604) 602-6767
Fax: (604) 602-0235
Email: drennie@rpacan.com

Canadian Securities Regulatory Authorities c/o
British Columbia Securities Commissions
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

United States Securities and Exchange Commission
Washington, D.C.
20549

March 27, 2006

Dear Sirs:

RE: Miramar Mining Corporation – Form 40F / Annual Information Form

We hereby consent to the incorporation by reference in this annual report on Form 40-F of Miramar Mining Corporation (MHBL) for the year ended December 31, 2005, of the resource and reserve estimates for the Hope Bay project prepared by the MHBL staff in accordance with NI 43-101; the reference to Roscoe Postle Associates Inc. (RPA) as the reviewer of the Naartok-Perrin estimates; and to the use of RPA's name in this annual report as a named expert.

Sincerely,

ROSCOE POSTLE ASSOCIATES INC.

PROFESSIONAL PROVINCE OF D. W. RENNIE ENGINEER

David W. Rennie, P. Eng.
Consulting Geological Engineer